UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

McMoRan Exploration Co.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

582411104

(CUSIP Number)

John F. Wombwell

Executive Vice President & General Counsel

Plains Exploration & Production Company

700 Milam, Suite 3100

Houston, Texas 77002

(713) 579-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 5, 2012

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 582411104	Page 2 of 7

1.	Name of Reporting Person I.R.S. Identification No. of above person (entities only). Plains Exploration & Production Company, I.R.S. Identification No. 33-0430755
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 51,000,000
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 51,000,000
	10.	Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 51,000,000
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 31.5%*
14.	Type of Reporting Person CO

*	Based on 161,880,866 shares of Common Stock of the Issuer outstanding as of December 5, 2012.

CUSIP No. 582411104	Page 3 of 7

This Amendment No. 1 (this “Amendment”) amends the Statement on Schedule 13D originally filed on January 6, 2011 (the “Schedule 13D”), by Plains Exploration & Production Company, a Delaware corporation (“PXP”), and is filed by PXP with respect to the common stock, par value $0.01 per share (the “Common Stock”) of McMoRan Exploration Co. (the “Issuer”), a Delaware corporation. Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended to add the following:

Item 4 is incorporated by reference herein.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following:

McMoRan Merger Agreement

On December 5, 2012, Freeport-McMoRan Copper & Gold Inc. (“FCX”) and its wholly owned subsidiary INAVN Corp. entered into an Agreement and Plan of Merger with the Issuer (the “McMoRan Merger Agreement”), pursuant to which, subject to the terms and conditions of the McMoRan Merger Agreement, the Issuer will become a wholly owned subsidiary of FCX (the “McMoRan Merger”).

At the effective time of the McMoRan Merger, each former share of Common Stock (excluding shares of Common Stock held by the Issuer, FCX, or any of their wholly owned subsidiaries) will be converted into the right to receive $14.75 in cash, without interest, and 1.15 units of a royalty trust which will hold a 5% overriding royalty interest on certain of the Issuer’s shallow water ultra deep exploration properties (the “McMoRan Merger Consideration”). Each share of the Issuer’s outstanding preferred stock will remain outstanding following the McMoRan Merger (other than shares held by FCX and its affiliates, which will be cancelled at the effective time of the McMoRan Merger).

In connection with the McMoRan Merger, the following treatment of the Issuer’s stock awards will apply:

•

Stock Options. Each outstanding and unexercised Issuer stock option as of the closing of the McMoRan Merger will convert into a stock option relating to shares of FCX Common Stock on the same terms and conditions as the Issuer stock option immediately prior to closing (except for any awards for which executives of the Issuer waived vesting), adjusted to reflect the exchange ratio.

•

Restricted Stock Units (“RSUs”). Each outstanding RSU of the Issuer as of the closing of the McMoRan Merger will convert into an RSU relating to FCX Common Stock, adjusted to reflect the exchange ratio, with each adjusted RSU subject to the same terms and conditions as the RSU of the Issuer prior to closing.

•

Other Stock-Based Awards. Each right, whether contingent or accrued, to receive shares of Common Stock shares (or cash based on the value of the Common Stock) other than options or RSUs outstanding at the closing of the McMoRan Merger will, as of closing, be converted into the right to receive such number of shares of, or other payments based on, FCX Common Stock, adjusted to reflect the exchange ratio and subject to the same terms and conditions as the Issuer award prior to closing.

The completion of the McMoRan Merger is subject to satisfaction or waiver of customary closing conditions, including: (i) approval by the Issuer’s stockholders of the McMoRan Merger (by both (a) a majority of the outstanding shares of Common Stock and (b) a majority of the outstanding shares of Common Stock other than shares held by FCX and its subsidiaries and affiliates, PXP and its subsidiaries and affiliates, and certain persons who serve as officers and/or directors of both FCX and the Issuer), (ii) approval by the Issuer’s stockholders of an amendment to the Issuer’s certificate of incorporation to exempt FCX from certain restrictions in the Issuer’s certificate of incorporation (the “McMoRan Charter Amendment”) (by a majority of the votes cast, assuming a majority of the outstanding shares are voted), and (iii) the absence of any injunction or legal impediment, and the receipt of required regulatory approvals. The completion of the McMoRan Merger is not conditioned on receipt of financing by FCX.

CUSIP No. 582411104	Page 4 of 7

Pursuant to the McMoRan Merger Agreement, (i) FCX has agreed to vote any shares of Common Stock that it or its subsidiaries beneficially own in favor of the McMoRan Merger and the related transactions, including the McMoRan Charter Amendment, and (ii) the Issuer has agreed to irrevocably waive any standstill or similar restrictions applicable to the McMoRan Merger or the PXP Merger, including all restrictions contained in the Stockholder Agreement (as defined in the Schedule 13D).

The McMoRan Merger Agreement is attached hereto as Exhibit 4 and is incorporated by reference.

PXP Merger Agreement

On December 5, 2012, FCX and its wholly owned subsidiary IMONC LLC entered into an Agreement and Plan of Merger (the “PXP Merger Agreement”) with PXP, pursuant to which, subject to the terms and conditions of the PXP Merger Agreement, PXP will merge with and into IMONC LLC and will become a wholly owned subsidiary of FCX (the “PXP Merger”).

At the effective time of the PXP Merger, each former share of common stock of PXP, par value $0.01 per share (the “PXP Common Stock”), (excluding shares of PXP Common Stock held by PXP, FCX, or any of their wholly owned subsidiaries) will be converted into the right to receive per-share consideration consisting of 0.6531 shares of common stock of FCX, par value $0.01 per share (the “FCX Common Stock”) and $25 in cash (the “PXP Merger Consideration”). PXP stockholders may elect to receive cash or stock consideration, subject to proration in the event of oversubscription, with the value of the cash and stock per-share consideration to be equalized at closing.

In connection with the PXP Merger, the following treatment of PXP stock awards will apply:

•

Stock Appreciation Rights (“SAR”). Each outstanding and unexercised PXP SAR as of the closing of the merger will vest in full and convert into a fully vested and exercisable SAR relating to shares of FCX Common Stock on the same terms and conditions, adjusted to reflect the exchange ratio and stock-settled or cash-settled in accordance with the original terms of such SAR.

•

Stock-Settled RSUs. Each PXP stock-settled RSU as of the closing of the PXP Merger will vest in full and, except if such election is waived in an individual agreement, be converted into the right to receive the PXP Merger Consideration (including the right to elect between cash and FCX Common Stock, subject to proration as described above).

•	Cash-Settled RSUs. Each PXP cash-settled RSU as of the closing of the PXP Merger will be converted into the right to receive the PXP Merger Consideration, payable in cash.

•

Restricted Shares. Each PXP restricted share outstanding at the closing of the PXP Merger will, as of closing, vest in full and be converted into the right to receive the PXP Merger Consideration (including the right to elect between cash and FCX Common Stock, subject to proration as described above).

The completion of the PXP Merger is subject to satisfaction or waiver of customary closing conditions, including: (i) approval by PXP's stockholders of the PXP Merger (by a majority of the votes cast, assuming a majority of the outstanding shares are voted), (ii) the absence of any injunction or legal impediment, and the receipt of required regulatory approvals, and (iii) the receipt of opinions that the PXP Merger will qualify for federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended. The completion of the PXP Merger is not conditioned on receipt of financing by FCX.

As of December 5, 2012, PXP beneficially owned 51,000,000 shares of Common Stock, which will be acquired by FCX upon consummation of the PXP Merger.

The PXP Merger Agreement is attached hereto as Exhibit 5 and is incorporated by reference.

Voting and Support Agreement

Simultaneously with execution of the McMoRan Merger Agreement, PXP, the Issuer and FCX entered into a Voting and Support Agreement, dated December 5, 2012 (the “Support Agreement”). The Support Agreement

CUSIP No. 582411104	Page 5 of 7

generally requires that PXP, in its capacity as a stockholder of MMR, vote all of its shares of the Common Stock (approximately 31.5% of the outstanding Common Stock) in favor of the McMoRan Merger and against alternative transactions and generally prohibits PXP from transferring its shares of Common Stock prior to the consummation of the McMoRan Merger. The Support Agreement will terminate upon the earlier of (i) the Expiration Date (defined as the earlier of (A) the consummation of the McMoRan Merger and (B) the termination of the McMoRan Merger Agreement) and (ii) any breach by FCX of its obligation under the McMoRan Merger Agreement not to change the merger consideration in the McMoRan Merger, amend the covenant relating to standstill waivers in the McMoRan Merger Agreement or otherwise materially amend any material provision of the McMoRan Merger Agreement, or terminate the McMoRan Merger Agreement, without the prior written consent of PXP.

The Support Agreement is attached hereto as Exhibit 6 and is incorporated by reference.

For additional information concerning the PXP Merger, the McMoRan Merger or the Support Agreement, see the Current Report on Form 8-K filed by PXP on December 6, 2012.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b) As of the date hereof, PXP is the beneficial owner of 51,000,000 shares of Common Stock, representing approximately 31.5% of the outstanding Common Stock as of the date hereof (based upon 161,880,866 shares of Common Stock outstanding). Subject to the terms of the Support Agreement and the PXP Merger Agreement described in Item 4 above, PXP has the sole power to vote and dispose of all of its shares of Common Stock. The beneficial ownership of each of the directors and executive officers of PXP of shares of Common Stock is set forth in Schedule A hereto, which is incorporated herein by reference.

(c) Except for the transactions contemplated by the McMoRan Merger Agreement, the PXP Merger Agreement and the Support Agreement, to PXP’s knowledge, no transactions in Common Stock have been effected during the past sixty (60) days by any Listed Person.

(d) To PXP’s knowledge, no person other than PXP has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended to add the following:

The response to Item 4 above is hereby incorporated by reference in its entirety into this Item 6.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following:

Exhibit No.	Title

4	Agreement and Plan of Merger, dated December 5, 2012, by and among Freeport-McMoRan Copper & Gold Inc., INAVN Corp. and McMoRan Exploration Co. (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by FCX with the SEC on December 5, 2012.)

5	Agreement and Plan of Merger, dated December 5, 2012, by and among Plains Exploration & Production Company, Freeport-McMoRan Copper & Gold Inc. and IMONC LLC, (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by PXP with the SEC on December 6, 2012.)

6	Voting and Support Agreement, dated December 5, 2012, by and among Plains Exploration and Production Company, McMoRan Exploration Co. and Freeport-McMoRan Copper & Gold Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by PXP with the SEC on December 6, 2012.)

Signature

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2012

Plains Exploration & Production Company

By:	/s/ John F. Wombwell
Name:	John F. Wombwell
Title:	Executive Vice President, General Counsel and Secretary

Schedule A

The following is a list of the directors and executive officers of PXP, setting forth (i) the present principal occupation or employment, (ii) the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person and (iii) the amount of Common Stock each of the PXP directors and executive officers beneficially owned as of the date hereof. Unless otherwise indicated, all shares beneficially owned are held with sole voting and investment power. All directors and executive officers listed below are citizens of the United States, and the business address for each director and officer is c/o Plains Exploration & Production Company, 700 Milam, Suite 3100, Houston, Texas 77002.

		Beneficial Ownership
Directors of PXP	Present Principal Occupation	Total Number of Shares		Percentage of Class

James C. Flores	Chairman of the Board of Directors, President and Chief Executive Officer of PXP	11,660	(1)	*

Isaac Arnold, Jr.	President of the Arnold Corporation	0		N/A

Alan R. Buckwalter, III	Retired	0		N/A

Jerry L. Dees	Retired	0		N/A

Tom H. Delimitros	General Partner of AMT Venture Funds	0		N/A

Thomas A. Fry, III	Retired	0		N/A

Charles G. Groat	Director, Center for International Energy and Environmental Policy and the Energy and Earth Resources Graduate Program at The University of Texas at Austin.	0		N/A

John H. Lollar	Managing Partner of Newgulf Exploration, L.P.	0		N/A

		Beneficial Ownership
Executive Officers of PXP	Position	Total Number of Shares		Percentage of Class

James C. Flores	Chairman of the Board of Directors, President and Chief Executive Officer	11,660	(1)	*

John F. Wombwell	Executive Vice President, General Counsel and Secretary	5,000	(1)	*

Doss R. Bourgeois	Executive Vice President – Exploration & Production	0		N/A

Winston M. Talbert	Executive Vice President and Chief Financial Officer	0		N/A

*	Ownership is less than 1%
(1)	For each of Mr. Flores and Mr. Wombwell, includes 3,124 shares of Common Stock issuable upon the exercise of options, 626 shares of Common Stock issuable upon the exercise of options vesting on December 30, 2012 and 313 restricted stock units vesting on December 30, 2012.